FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2003


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                   Cedar House
                                 41 Cedar Avenue
                                  Hamilton HMEX
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]      Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]     No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto is a copy of an earnings and dividend release issued by Nordic American Tanker Shipping Limited (the "Company") on July 10, 2003.

ADDITIONAL INFORMATION

     BP Plc files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

FOR IMMEDIATE RELEASE

Nordic American Tanker Shipping Ltd. (NAT) - (AMEX: NAT) (OSE: NAT) announces results for 2nd quarter 2003.
--------------------------------------------------------------------------------

As of 06/30/03 (1st and 2nd quarter 2003) NAT had an operating profit of $17.7 million as against $3.6 million during the same period last year. The net profit for the first six months of 2003 was $16.8 million as against $2.8 million in the same period last year. The increase in the earnings in the first six months of 2003 compared to the same period in year 2002 is a result of tanker rates being stronger.

Strong tanker rates and the results for the 2nd quarter of 2003 enable the Company to pay a 3rd quarter 2003 dividend of $0.78 per share. Including the dividend for the 3rd quarter of 2003, the total dividend paid so far in 2003 is $2.68 per share. The total dividend paid in 2002 and 2001 were $1.35 and $3.87 per share, respectively. The 3rd quarter 2003 dividend of $0.78 will be paid on or about August 15th to shareholders of record as of July 28th 2003. The next dividend payment from NAT will be declared in October 2003.

Under contracts with BP Shipping, NAT achieves rates that correspond to the spot market for modern Suezmax tankers, but not below $ 22,000 per day (T/C equivalent), which is the agreed minimum rate with BP Shipping. The spot market for modern Suezmax tankers in the 2nd quarter of 2003 was above the agreed minimum rate the NAT vessels have with the charterer BP Shipping. The 2nd quarter 2003 time charter (T/C) equivalent for the NAT vessels was $38,291 per day compared to $57,756 in the 1st quarter of 2003 and $33,868 in the 4th quarter of 2002.

The contracts for the NAT vessels are drawn up in a way that secures income 365 days a year for the vessels and no off-hire. The contracts with BP Shipping commenced on October 1, 1997 and run for a minimum of 7 years and a maximum of 14 years if all options are declared.

The quarterly $ per day T/C equivalent for the NAT vessels has been as follows since 1999:

Period            1999        2000         2001         2002           2003
--------------------------------------------------------------------------------
1st Quarter      22,000      26,079       51,607       22,000         57,756
2nd Quarter      22,000      33,701       35,088       22,000         38,291
3rd Quarter      22,000      48,153       28,668       22,000
4th Quarter      22,000      59,059       22,617       33,868

NAT has 9,706,606 shares in issue.


The results for the 2nd quarter of 2003 and YTD 2003 compared to the same periods last year, are as follows:


INCOME STATEMENT INFORMATION All figures in
USD

                          01.01 - 06.30  01.01 - 06.30  2nd Qtr.    2nd tr.
                               2003          2002        2003        2002
                          -------------- -------------  --------    --------

Revenue                    21,432,128    7,330,500    8,132,941    3,685,500
Ship Broker Commissions       (91,631)     (91,631)     (46,069)     (46,069)
Management Fee Expense       (125,000)    (125,000)     (62,500)     (62,500)
Insurance Expense             (50,000)     (42,000)     (25,000)     (21,000)
Other Expenses                (85,001)     (18,356)     (24,964)      (2,505)
Depreciation                3,415,520)  (3,415,520)  (1,707,760)   (1,707,760)
                          -----------    ---------    ---------     ---------
Net Operating Income       17,664,976    3,637,993    6,266,648     1,845,666

Financial Income               11,695       11,468        6,782         5,326
Financial Expenses           (907,049)    (882,348)    (443,249)     (451,938)
                          -----------    ---------    ---------     ---------
Net Financial Items          (895,354)    (870,880)    (436,467)     (446,612)
                          -----------    ---------    ---------     ---------
Net Profit                 16,769,622    2,767,113    5,830,181     1,399,054
                          -----------    ---------    ---------     ---------

Earnings per Share               1.73         0.29         0.60          0.14
Cash Flow per Share              2.08         0.64         0.78          0.32


The quarterly dividend paid since the commencement in 1997 has been as follows:

Period           1997        1998         1999         2000           2001         2002          2003
--------------------------------------------------------------------------------------------------------
1st Quarter                  0.40         0.32         0.34           1.41         0.36          0.63
2nd Quarter                  0.41         0.32         0.45           1.19         0.34          1.27
3rd Quarter                  0.32         0.35         0.67           0.72         0.33          0.78
4th Quarter      0.30        0.30         0.36         1.10           0.55         0.32
--------------------------------------------------------------------------------------------------------
Total USD        0.30        1.43         1.35         2.56           3.87         1.35
--------------------------------------------------------------------------------------------------------

Balance sheet for Nordic American Tanker Shipping Ltd as of June 30, 2003 and December 31, 2002 (Figures in USD)

                                        06/30/03                  12/31/02
Vessels                                131,497,445               134,912,965
Current assets                           4,502,489                 3,388,811
Cash deposits                              725,514                   277,783
--------------------------------------------------------------------------------
Total assets                           136,725,448               138,579,559
--------------------------------------------------------------------------------
Shareholder's equity                   106,690,084               108,363,097
Long term debt                          30,000,000                30,000,000
Current liabilities                         35,364                   216,462
--------------------------------------------------------------------------------
Total liabilities & equity             136,725,448               138,579,559
--------------------------------------------------------------------------------

At the annual general meeting of the company on May 30, 2003 is was decided to novate the management agreement from Ugland Nordic Shipping AS to Scandic American Shipping Ltd.

In September 2002, the Company received a letter from the Norwegian Central Tax Office stating that the Central Tax Office had determined that the Company was subject to Norwegian income taxation for the years 1995 through 2000. Notwithstanding that the Company believed that it had no taxable income under Norwegian tax principles in that period, the Company believed that the Central Tax Office's determination was without merit and appealed the tax claim.

The Norwegian Tax Appeal Board upheld the Company's appeal of the claim of the Norwegian Central Tax Office that the Company should be subject to Norwegian income tax for the years 1995 to 2000. Accordingly, the tax claim was dismissed.

The Company is not currently involved in any other legal proceedings that would have a significant effect on the Company's financial position or profitability.

Each of the company's three vessels are on firm charter to BP shipping until September 2004. After September 2004 each charter is subject to extension at the option of the charterer for up to seven successive one-year periods upon at least twelve months' prior notice to the company of each such extension. The first notice will have to be given in September 2003.

Without prejudice the Company sees the following scenarios for future employment of the vessels:

     o The charterer BP Shipping extends the existing charters for one or more of the vessels
     o The vessels are chartered to BP Shipping on new renegotiated terms and conditions
     o BP Shipping does not extend the charteres and the vessels are employed in the spot tanker market.
     o BP Shipping does not extend the charters and the company secures other long term charteres for the vessels with other oil companies or charterers
     o BP Shipping does not extend the charters and the vessels are sold and the net proceeds of such sale are distributed to the Shareholders of the Company.
     o    A combination of the above alternatives.

In the event BP Shipping Ltd. does not extend the Company's current charters, the Company will present to its shareholders a recommendation by the Company's Board of Directors as to whether it believes that the sale of the Company's vessels is in the shareholders' best interests or whether an alternative plan as outlined above, might be of greater benefit. If BP Shipping does not extend the charters beyond September 2004, then at least six months prior to September 2004, the Shareholdes of the Company will be entitled to vote on a proposal of future employment or sale of the vessels presented by the Company's Board of Directors.

                                  July 10, 2003

Contacts:         Gary J. Wolfe
                  Seward & Kissel, New York, USA
                  Tel: (1) 212-574-1223, Fax: (1) 212-480-8421 or

                  Scandic American Shipping Ltd
                  P.O Box 56
                  3201 Sandefjord
                  Norway
                  Tel: (47)-33-44 61 40, or +47 901 46 291,
                       e-mail;  nat@scandicamerican.com or

                 Rolf Amundsen
                 Amundsen Partners, Oslo, Norway
                 Tel: + 47 908 26 906

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  July 10, 2003                    By:/s/ Herbjorn Hansson
                                            ----------------------------
                                                Herbjorn Hansson
                                                President and
                                                Chief Executive Officer





01318.0002 #416516